

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Stephen Dewingaerde
Director and President
Rockford Minerals Inc.
369 Shuter Street
Toronto, Ontario MSA 1X2
Canada

     Re: **Rockford Minerals Inc.**
                 Registration Statement on Form 10
                 Filed October 15, 2010
                 Form 10-K For the fiscal year ended October 31, 2010
                 Filed March 28, 2011
                 File No. 001-34911

Dear Mr. Dewingaerde:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director

cc: Steven Zrenda